IGENE BIOTECHNOLOGY, INC.
                                             9110 Red Branch Road
                                          Columbia, MD 21045-2024
                                         Phone: (+1) 410-997-2599
                                           Fax: (+1) 410-730-0540
                                                    www.igene.com


October 2, 2008

VIA EDGAR, FACSIMILE AND FEDEX

Max A. Webb
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

                  IGENE Biotechnology, Inc.
                       Proxy Statement
                       on Schedule 14A
                   Filed October 2, 2008
                     File No. 000-15888

Dear Mr. Webb:

     This letter on behalf of IGENE Biotechnology, Inc. (the "Company") is in response to your letter to Mr. Edward J. Weisberger, Chief Financial Officer of the Company, dated September 18, 2008. Simultaneously with the submission of this letter, we are filing Schedule 14A for the 2008 Annual Meeting of Stockholders.

     This letter, together with the Proxy Statement on Schedule
14A, responds to the comments in your letter dated September 18, 2008.

     This letter repeats the comments from your letter of September 18, 2008, together with responses on behalf of the Company.

Proposal No. 2: Amendment to Articles of Incorporation
Increasing Authorized Shares of Common Stock

   1. Please revise your filing to include the information as required by Item 12 of Schedule 14A of the Proxy Rules.
      Alternatively, please advise as to why Item 12 does not apply to your filing.

     Upon further reflection regarding the Commission's Comment no. 1 in its letter to Mr. Weisberger of IGENE Biotechnology, Inc. (the "Company") dated September 18, 2008, the Company agrees with the Commission's position that the information under Item 12 of
Schedule 14A is required to be included in the Company's Proxy Statement for its 2008 Annual Meeting of Stockholders. The information required by Item 12 was included in the Company's Proxy Statement on Schedule 14A filed with the Commission.


     As indicated in your letter dated September 18, 2008, the Company understands that (i) it is responsible for the accuracy and adequacy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We thank the staff very much for its prompt attention to the Company's filing and for its ongoing assistance in processing this filing.


Any questions concerning this letter may be directed to the undersigned at (410) 997-2599.

                             Very truly yours,


                             /S/ EDWARD J. WEISBERGER, CPA
                             _____________________________
                                 EDWARD J. WEISBERGER, CPA
                                 Chief Financial Officer


cc:  Julie Griffith (SEC)